UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August , 2001

clipclop.com Enterprises Inc.
(Translation of registrant's name into English)

Suite 1500, 789 West Pender Street
Vancouver, BC, Canada V6C 1H2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Act

  Reporting Issuer

  State the full name and address of the principal office in Canada of the reporting issuer:

  clipclop.com Enterprises Inc.
  (the "Company")
  #1500 - 789 West Pender Street
  Vancouver, BC V6C 1H2
  (604) 408-8890

  Date of Material Change

  State the date of the material change:

  July 17, 2001

  Press Release

  State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

  July 17, 2001

  Vancouver, British Columbia

  Summary of Material Change

  Provide a brief but accurate summary of the nature and substance of the material change:

  The Company announces that June 2001 is the first profitable month since 1999.

  Full Description of Material Change

  See attached Schedule "A".

  Reliance on Section 85(2) of the Act

  If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

  N/A

  Omitted Information

  N/A

  Senior Officers

  Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

  Jonathan Severn, President and CEO
  (805) 205-2500

  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Oxnard, California, this 31 day of July, 2001.

/s/ Jonathan Severn
Jonathan Severn,
President and CEO

Schedule "A"

clipclop.com Enterprises Inc.

#1500 - 789 West Pender Street

Vancouver BC V6C 1H2

NEWS RELEASE

clipclop.com Enterprises, Inc. To Report June 2001 As First Profitable Month Since 1999

For Immediate Release

VANCOUVER, British Columbia-(BUSINESS WIRE)-July 17, 2001- clipclop.com Enterprises, Inc. (OTCBB: CLOPF); a technology company specializing in e-commerce, Web services for the equestrian industry, and educational software; announced today that the month of June 2001 will be the first profitable month the company has experienced since 1999.

The news comes only four months after the new management team assumed control of clipclop.com Enterprises, Inc. clipclop's recent acquisition of USe-Store Worldwide, LLC and the underlying Web-hosting agreement between USe-Store Worldwide, LLC and clipclop.com produced the revenue for June. Gross revenues for the month were approximately $45,000 Canadian dollars.

clipclop.com's website hit count exceeded 4,900,000 for June 2001.

Jonathan Severn, President and CEO of clipclop.com Enterprises Inc., commented, "We are optimistic that June will be the first of many months in 2001 that turn a profit.(1) Our executive management team is looking toward other strategic and profitable acquisitions that fit in with our company's business model.''(1)

About clipclop.com Enterprises, Inc. clipclop.com Enterprises, Inc. is a publicly-traded technology company specializing in Web services for the equestrian industry, e-commerce, and software solutions. Through its wholly owned subsidiaries and divisions -- USe-Store Worldwide, clipclopWorldwide.com, and Promark Worldwide - the company offers a range of products and services for consumers and businesses. clipclop.com Enterprises, Inc. employs approximately 15 people in its offices in Vancouver, British Columbia and Ventura, California.

Legal Notice Regarding Forward-Looking Statements This press release contains "forward-looking statements,'' including forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this press release have been identified with an "(1)'' and include statements regarding:

clipclop anticipating and predicting that it will be able to generate further profitable months.

It is important to note that the Company's actual results and outcomes may differ materially from those contained in the forward-looking statements contained in this press release. Factors that could cause actual results to differ materially include, but are not limited to, risks and uncertainties such as, insufficient demand and market acceptance of USe-Store's website as place to sell products and/or services on the Internet, emergence of companies with competing or superior websites and services, unforeseen changes in the software and hardware technology used in connection with the Internet, unforeseen claims in connection with the Company's intellectual property rights in connection with its web hosting services, unforeseen laws and regulations governing the sale of products and/or services over the Internet, continued development and maintenance of the infrastructure required for the Internet, continued and expanded use of the Internet as a basis for e-commerce, communication and computing, and the overall success of the Company and its subsidiaries in general.

Although clipclop.com, Inc. believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Readers should refer to the risk disclosures outlined in the Company's annual report of Form 20-F for the year ended September 30, 2000 and the Company's other periodic reports filed from time-to-time with the Securities and Exchange Commission.

Contact:

     clipclop.com Enterprises, Inc.
     Mike Garfinkel, 818/515-8858

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

clipclop.com Enterprises Inc.

Date:  August 7, 2001

/s/ Andrew Carruthers
Andrew Carruthers, Director